Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

February 26, 2020
Via EDGAR
Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:     Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 266 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange
Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on February 3, 2020. The Registrant filed the Amendment with the Commission on December 17, 2019, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in post-effective amendments that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 269).
Comments that Apply to Multiple Funds (as applicable)
Comment 1. Please confirm that the Registrant will provide the reviewer with a draft of the registration statement that includes completed expense tables and performance information prior to filing.
Response: Confirmed.
Comment 2. For Funds that have changed names, please confirm that the Registrant will update the Edgar and class IDs with such new names.
Response: Confirmed.
Comment 3. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of Registrant’s Funds, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.

Comments to the Global Diversified Income and Global Real Estate Securities Funds
Comment 4. Each Fund’s name includes the word “global” and states a minimum of 30% of the Fund’s assets are invested in foreign securities. Please note that it is the Staff’s position that a Fund using the percentage test must use minimum to 40%, or 30% if market conditions are unfavorable, and please revise the disclosure accordingly. Alternatively, the Fund can choose a different test (such as referring to a benchmark) or add further disclosure to provide a basis for including “global” in the Fund’s name.
Response: The Registrant respectfully submits that the disclosed thresholds are consistent with the Staff’s guidance (see below). Notably, in addition to the percentage test, each Fund states that the Fund’s investments will be tied to a minimum number of countries throughout the world. Nonetheless, in response to the Staff’s comments and after review of each Fund’s holdings, the Registrant will revise the tests as follows:

•
Global Diversified Income Fund: Under normal market conditions, the Fund holds investments tied economically to at least 40 countries and invests at least 30% of its net assets in foreign, including emerging market, securities.

•
Global Real Estate Securities Fund: Under normal market conditions, the Fund holds investments tied economically to at least 3 countries and invests a percentage of its net assets in securities of foreign issuers equal to at least the lesser of 40% or the percentage foreign issuers in FTSE EPRA/NAREIT Developed Index minus 10%.

The Rule 35d-1 Adopting Release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (footnote omitted).
Comments to the LargeCap S&P 500 Fund
Comment 5. Please confirm that the Registrant considered whether there should be a line item for Acquired Fund Fees and Expenses since the Fund invests in ETFs.
Response: Confirmed. The Fund currently does not expect to incur Acquired Fund Fees and Expenses exceeding the de minimis amount permitted by Form N-1A, Item 3, Instruction 3(f)(i).
Comments to the Overseas Fund
Comment 6. Given that the Fund allocated 22% of assets to securities in the U.K., please consider adding principal strategy and risk disclosure related to investing in the UK (Brexit).
Response: The Registrant will make the requested revision.
Comments to the Principal Capital Appreciation Fund
Comment 7. Please explain supplementally why the value stock risk was removed, or alternatively, revise the filing to include it.
Response: For this filing, the Registrant reviewed its value stock disclosure for all Funds and concluded that the general risks of holding value stock are encompassed in the equity securities risk. As a result, the Registrant revised the value stock risk to pertain more narrowly to the unique risks of investing in a Fund that principally pursues a value strategy, which is inapplicable to this Fund.

Comments to the SAI
Comment 8. The Non-Fundamental Policy related to Rule 35d-1 states that the Funds will “typically” value derivatives at mark-to-market value but sometimes notional value will be used. Please note that it is the Staff’s position that it is never permissible to use notional value for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please revise.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the "Names Rule Release")), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.
Comment 9. Please be advised that it is the Staff’s position that the Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comment 10. Please be advised that it is the Staff’s position that Revenue bonds issued to finance a particular project should be considered to be in the industry of the project for purposes of industry concentration.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E), N-1A Item 16(c)(1)(iv), and the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.
Comments to Part C
Comment 11. Please explain in correspondence what “Exhibit J.2. - Rule 485B Opinion” is.
Response: The exhibit is the opinion of counsel required under Rule 485(b)(4), stating the amendment does not contain disclosures that would render it ineligible to become effective under 485(b).
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel and Assistant Secretary, Registrant